news release

Zi Corporation Obtains Court Order Extending Date
for Holding Its Annual General Meeting

CALGARY, AB, July 5, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that pursuant to the terms of its Standstill Agreement with Marty Steinberg, the receiver for the Lancer Funds, announced on June 22, Zi has applied for and been granted a Court Order allowing it to extend the date for holding its 2006 Annual General Meeting (AGM) of shareholders to no later than February 28, 2007. The Order was obtained from an Associate Chief Justice of the Court of Queen's Bench of Alberta Judicial District of Calgary.

In order to implement the Standstill Agreement, Zi and the Receiver were to have made several joint applications to the courts and securities commission for adjournments. With the issuance of this Order extending the date of its AGM to not later than February 28, 2007, Zi has met all of the conditions of the Standstill Agreement.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. Zi’s product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Intelligent Interface Solutions

Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Rene Caron	Milos Djokovic, CEO	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
rene@allencaron.com	investor@zicorp.com	len@allencaron.com

Intelligent Interface Solutions